Exhibit 99.1

GRANITE REIT DECLARES MONTHLY DISTRIBUTION

November 18, 2013, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution on Granite’s stapled units of CDN$0.175 per stapled unit. The distribution will be paid by Granite on December 16, 2013 to stapled unitholders of record at the close of trading on November 29, 2013. The stapled units will begin trading on an ex-dividend basis at the opening of trading on November 26, 2013. The stapled units will begin trading on an ex-dividend basis at the opening of trading on November 27, 2013 on the Toronto Stock Exchange and on November 26, 2013 on the New York Stock Exchange.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 32 million square feet and over 100 properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.